Mail Stop 6010   January 12, 2006

David M. Daniels, CEO
National Health Partners, Inc.
120 Gibraltar Road, Suite 107
Horsham, PA 19044

       Re: **National Health Partners, Inc.**
             Amendment No. 4 to Registration Statement on Form SB-2
             Filed January 4, 2006
             File No. 333-126315

Dear Mr. Daniels:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

       Page references are to the marked copy furnished. Prior comment refers to our letter dated December 22, 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Recent Developments, page 21

1.   We note that you present certain estimated financial information for the quarter ended December 31, 2005 in this section. Please ensure that the financial statements and related information comply with Item 310(g) of Regulation S-B.

Off-Balance Sheet Arrangement, page 37

2.   Please refer to prior comment 4 from our December 22, 2005 letter. Section J.1. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance clarifies the requirements as they relate to the disclosure of off-balance sheet transactions to require disclosure of "all material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the registrant with unconsolidated entities *or other persons*, that have a material current or future effect on financial condition, changes in financial condition, results of operations, capital expenditures, capital resources, or significant components of revenues or expenses." It appears to us that the holders of the warrants would qualify as "other persons" in this situation, and that you should revise your discussion to provide the disclosures as outlined in Item 303(c)(1) of Regulation S-B.

Our CARExpress Healthcare Solution, page 42
Overview, page 42

3.   Refer to prior comment 5 and your response. We reissue the comment.

Aggregate Option/SAR Exercises in Last Fiscal Year, page 74

4.   With a view toward disclosure, please tell us your basis for the belief that the fair market value at December 31, 2005 is $0.40 per share for purposes of disclosing the value of unexercised in-the-money options. We note the offering price of $1.50 per share.

Exhibits

5.   Refer to prior comment 15 and your response. We reissue the comment.

Interim Financial Statements, page F-23

Note 1. Basis of Financial Statement Presentation, page F-28

6.   Please refer to prior comment 12 from our December 22, 2005 letter. SAB Topic 13.A.3.f discusses the appropriate revenue recognition method for non-refundable up-front fees, including fees received for delivery of products or services (see Question 1 of that bulletin). With respect to the non-refundable up-front fee you charge to customers for shipping them the membership package, we note that you record this fee ratably over a one-month period (the initial membership period) and not over the expected customer life. It appears that the delivery fee has no utility to your customer separate and independent of your performance of the other elements of the arrangement. Therefore, in the absence of your continuing involvement under the arrangement, the customer would not have paid the fee.

Assuming that your arrangements qualify as single units of accounting under EITF Issue 00-21, unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of the fee is appropriate (see Question 1 of the bulletin).

The delivery of the membership package does not appear to be a discrete earnings event and your customer may ascribe a significantly lower, and perhaps no, value to the delivery element in the absence of your performance of other contract elements. Also, we note that you do not sell the delivery service separately. If true, the earnings process is completed by performing under the terms of the arrangement, not simply by delivering the membership package. In such circumstances, the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned.

That is, under SAB Topic 13.A.3.f, the revenue recognition period should "extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee (e.g., if subsequent renewals are priced at a bargain to the initial up-front fee)." As such, revenue would be recognized over the contractual term of the arrangement or the expected period during which the services will be performed, whichever is longer.

Item 28 – Undertakings, page II-11

7.   Please revise to include all applicable undertakings required by Reg. S-B Item 512, as revised effective December 1, 2005. See Release 33-8591 for additional guidance.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Thomas Dyer at (202) 551-3641 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3602 with any other questions.

                                        Sincerely,

                                        Thomas A. Jones
                                        Senior Attorney

cc. Alex Soufflas
Via telefax (215) 682-7116